

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Ryan Corbett
Chief Financial Officer
MP Materials Corp.
6720 Via Austi Parkway
Suite 450
Las Vegas, NV 89119

> **Re: MP Materials Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-39277**

Dear Mr. Corbett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation